

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 19, 2013

Via E-mail
David Kaye
Chief Financial Officer
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

> **Re:** **Boston Private Financial Holdings, Inc.**
> **Form 10-K for the period ended December 31, 2012**
> **Filed March 12, 2013**
> **Form 10-Q for the period ended September 30, 2013**
> **Filed November 6, 2013**
> **File No. 001-35070**

Dear Mr. Kaye:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2012 Form 10-K

Note 5. Loan Portfolio and Credit Quality, page 81

1. We note your disclosure on page 85 that when management determines that it is probable that the Bank will not collect principal and interest on a loan in accordance with its restructured terms, if the loan is a TDR, the loan is designated as impaired. This appears inconsistent with your disclosure on page 86 that "…loans are considered TDRs and are included in impaired loans." and "…all TDR loans are considered impaired loans…" Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm in future filings that all TDRs are considered impaired and measured for credit impairment using the guidance in ASC 310-10.

September 30, 2013 Form 10-Q

Note 2. Earnings per Share, page 9

2. In calculating your earnings per share (EPS) using the two class method, please tell us why you do not reduce net income from continuing operations by the amount of common stock dividends. Please tell us the impact on EPS if you reduced net income from continuing operation by your common stock dividends. Refer to ASC 260-10-45-60B-a.

3. Please provide us the calculation of the $143,000 and $1,454,000 allocated to participating securities for the three months ended September 30, 2013 and 2012 respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief